

## Divish Gupta · 3rd

Co-Founder at Leap Club (YC W21) | IIT Delhi

Puducherry, India · 500+ connections · **Contact info**

 **Leap Club**

 **Y Combinator**

## Experience



**Chief Operating Officer**

Leap Club · Full-time

Jan 2019 – Present · 2 yrs 5 mos

Auroville, Tamil Nadu

At Leap Club, you can order fresh, organic & healthy groceries from local farms over Whatsapp & have them delivered within 12 hours of harvesting.

We are delivering in entire Delhi-NCR. Click here to place your order: https://leapclub.in/

We are backed by YCombinator (W21) and Social Alpha.

Get in touch via mail: divish@leapclub.in to know more.



**Core Team Member**

Talam

Mar 2018 – Mar 2020 · 2 yrs 1 mo

Auroville

Talam is creating open-source platforms to empower small communities to become more sustainable and self-dependent. We focus on gift economy and self-governance.

We are based out of Auroville and we dream to evolve into a community of best mir …see more



**Product Designer**

Digital Green

Jun 2015 – Jan 2018 · 2 yrs 8 mos

New Delhi Area, India

At Digital Green, I was part of the founding team of Loop - a tech-enabled platform that empowers farmers to organise themselves in groups, get access to rates across different markets and sell their vegetables in the best-possible market right from their doorstep.

…see more



**Summer Intern**

SELCO Foundation

May 2013 – Jul 2013 · 3 mos

Bangalore, India

SELCO Foundation develops robust and field-proven technological and financial models in the field of energy and sustainability.

At the internship, I worked on building solutions to provide digital content powered …see more

## Education



**Y Combinator**
2021 – 2021



**Indian Institute of Technology, Delhi**
Dual-Degree, B. Tech. in Electrical Engineering and M. Tech. in Information and
Communication Technology
2010 – 2015
Activities and Societies: Enactus IIT Delhi, NSS IIT Delhi, Photography & Films Club, Dramatics
Club



